UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ___________ to __________.

Commission file number: 001-15773

CADENCE FINANCIAL CORPORATION
401(k) PLAN
(Full title of the Plan)

CADENCE FINANCIAL CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

301 East Main Street
Starkville, MS 39759
(Address of principal executive offices and zip code)

CADENCE FINANCIAL CORPORATION

401(k) PLAN

REQUIRED INFORMATION

All other schedules are omitted because there is not information to report.

B. Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

CADENCE FINANCIAL CORPORATION

401(k) PLAN

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

December 31, 2008 and 2007

CADENCE FINANCIAL CORPORATION

401(K) PLAN

TABLE OF CONTENTS

All other schedules are omitted because there is no information to report.

T. E. LOTT & COMPANY, PA
CERTIFIED PUBLIC ACCOUNTANTS

QUALITY • INTEGRITY • SERVICE • PROFESSIONALISM • SINCE 1926

Alabama Society of Certified Public Accountants
Mississippi Society of Certified Public Accountants
Registered with Public Company Accounting Oversight Board
American Institute of Certified Public Accountants
Member of Center for Public Company Audit Firms
Member of Employee Benefit Plan Audit Quality Center
Member of Governmental Audit Quality Center
Private Companies Practice Section

T. E. Lott, CPA (1926-1971)
T. E. Lott, Jr, CPA
Charles M. Hawkins, CPA, CBA
John F. Prince, CPA
Nellah F. Taylor, CPA
Jeffry H. Read, CPA
Thomas J. Buckley, CPA
Vivian L. Yeatman, CPA
Bobby G. Shaw, CPA, CBA
Debby H. Gray, CPA, CPC
Clayton H. Richardson, III, CPA, CVA
J. Michael Prince, CPA
Mark A. Vickers, CPA, CVA
Stewart R. Greene, CPA
J. H. Kennedy, Jr., CPA
Samuel A. Bray, CPA
Frank F. Gray, CPA
Leslie W. Wood, CPA
Lawrence E. Wilson, CPA
Louise L. Chappell, CPA
Kristy A. Tunnell, CPA
Louisa L. Russell, CPA
Cheryl G. Nelson, CPA
Julie M. Melvin, CPA
Matthew S. Sasser, CPA

COLUMBUS
221 North Seventh St.
P.O. Box 471
Columbus, MS 39703-0471
Tel: 662.328.5387
Fax: 662.329.4993

STARKVILLE
106 B South Washington St.
P.O. Box 80282
Starkville, MS 39759-0282
Tel: 662.323.1234
Fax: 662.323.1284

TUSCALOOSA
2422 12th St.
Tuscaloosa, AL 35401
Tel: 205.759.4195
Fax: 205.759.1018

www.telott.com
info@telott.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cadence Financial Corporation
Employee Benefits Plan Committee
Columbus, Mississippi

We have audited the accompanying statements of net assets available for benefits of Cadence Financial Corporation 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of Cadence Financial Corporation 401(k) Plan as of December 31, 2008 and 2007, and for the years then ended present fairly, in all material respects, the net assets available for benefits of Cadence Financial Corporation 401(k) Plan as of December 31, 2008 and 2007, and changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2008 and 2007, were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2008, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

T. E. Lott & Company

Columbus, Mississippi
June 4, 2009

CADENCE FINANCIAL CORPORATION

401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Investments, at fair value (Note C):		
Participant directed	**$ 11,469,284**	$16,512,386
Participant notes receivable	**262,228**	163,044
	11,731,512	16,675,430
Receivables:		
Employer's contributions	**38,277**	-
Employees' contributions	**51,565**	-
	89,842	-
Total Assets	**11,821,354**	16,675,430
LIABILITIES	**-**	-
Net Assets Available for Benefits	**$11,821,354**	$16,675,430

The accompanying notes are an integral part of these statements.

CADENCE FINANCIAL CORPORATION

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
ADDITIONS TO NET ASSETS		
Investment income:		
Net appreciation (depreciation) in fair value of investments (Note C)	$ (5,206,932)	$ 231,024
Interest	14,936	14,066
Dividends	74,511	63,407
Net loss on sale of assets	(27,630)	(12,771)
	(5,145,115)	295,726
Contributions:		
Employer	1,135,583	582,411
Participants	1,608,081	1,615,272
Rollovers	60,394	182,379
	2,804,058	2,380,062
Total additions to (deductions from) net assets	(2,341,057)	2,675,788
DEDUCTIONS FROM NET ASSETS		
Benefit payments and distributions	2,470,322	1,610,817
Administrative expenses	42,697	49,269
Total deductions from net assets	2,513,019	1,660,086
Net increase (decrease)	(4,854,076)	1,015,702
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	16,675,430	15,659,728
End of year	$ 11,821,354	$ 16,675,430

The accompanying notes are an integral part of these statements.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Cadence Financial Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of Cadence Financial Corporation and certain other associated companies (the Companies) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute not less than 1% nor more than 50% of compensation. For the year ended December 31, 2008, the Companies contributed 100% of the first 6% of compensation deferred. For the year ended December 31, 2007, the Companies contributed 50% of the first 6% of compensation deferred; however, for participants with 20 or more years of service, such matching contribution equaled 75% of the first 6% of compensation deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct their account balance into various investment options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Prior to December 31, 2007, vesting in the Companies' matching contribution portion of their accounts plus actual earnings thereon was based on years of continuous service. A participant is 100% vested after five years of credited service. After January 1, 2008, the Companies' matching contribution portion of their accounts plus actual earnings are 100% vested immediately.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund to (from) the Participant Notes fund. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at prime plus one and one-quarter percent. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his/her account or monthly installments for a period not to exceed his/her life expectancy or the life expectancy of the participant and his/her spouse.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company and/or with forfeitures from the plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Purchases and sales of securities are recorded on a trade-date basis.

Participant loans are valued at their outstanding loan balances, which is approximate fair value.

Interest and dividend income are recorded when earned.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Forfeitures

Forfeitures are either used to offset plan expenses or are allocated based on each participant's compensation. At December 31, 2008 and 2007, there were no forfeitures pending.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Those estimates are inherently subject to change and actual results could differ from those estimates.

Adoption of New Accounting Standard

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement, and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan's financial statements.

The standard describes three levels of input that may be used to measure fair value:

Level 1 -Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 -Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 -Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standard (continued)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodology used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered Investment Companies

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Pooled Separate Accounts

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Cadence Financial Corporation common stock

Cadence Financial Corporation common stock is valued at the closing price reported on the National Association of Securities Dealers Automated Quotations and is classified within level 1 of the valuation hierarchy.

Guaranteed Investment Contracts (GICs)

These investments are made by the Plan in an Unallocated Group Fixed Annuity Contract which are invested in the general assets of Principal Financial Corporation which guarantees a fixed interest rate. The NAV for the investment contract is $1. The investment contracts are classified within level 3 of the valuation hierarchy.

Money Market Funds

These investments are public investment vehicles using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant Loans

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2008 and 2007, were as follows:

	December 31, 2008	December 31, 2007
Investments at Fair Value:		
Cadence Financial Corporation, 92,870 shares	$ -	$ 1,354,975
Principal Large Cap Stock Index Separate Account, 29,644 and 34,376 units, respectively	1,066,128	1,965,522
Principal Money Market Separate Account, 26,100 and 23,068 units, respectively	1,328,598	1,146,569
American Century Value Investment Fund 194,339 and 192,011 units, respectively	858,978	1,188,550
T. Rowe Price Equity Income Fund, 49,801 and 50,034 units, respectively	850,596	1,405,950
Russell Lifepoints Balanced Strategy, 60,630 and 65,414 units, respectively	741,512	1,144,516
Vanguard Short-Term Federal Fund, 147.658 units		1,605,048

NOTE C - INVESTMENTS (Continued)

During 2008 and 2007, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by ($5,206,932) and $231,024 as follows:

Net Change in Fair Value

Investments at Fair Value:	Years Ended December 31, 2008	2007
Employer securities	$(1,020,511)	$ (487,251)
Registered investment companies	(1,723,274)	182,282
Pooled separate accounts	(2,467,769)	527,365
Guaranteed interest	4,622	8,628
Net change in fair value	$(5,206,932)	$ 231,024

Fair Value of Financial Investments, Carried at Fair Value

See "Adoption of New Accounting Standard" in Note B above for a discussion of the methodologies and assumptions used to determine the fair value of the Plan's investments.

Below are the Plan's financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described in Note B.

	As of December 31, 2008			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments:				
Registered Investment Companies	$ 4,529,152	$ -	$ -	$ 4,529,152
Pooled Separate Accounts	-	4,351,888	531,605	4,883,493
Common stock - CADE	582,046	-	-	582,046
Guaranteed Interest Contracts	-	-	145,995	145,995
Money market fund	-	1,328,598	-	1,328,598
Participant loans	-	-	262,228	262,228
Total investments	$ 5,111,198	$ 5,680,486	$ 939,828	$ 11,731,512

NOTE C - INVESTMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's level 3 investment assets for the year ending December 31, 2008:

	As of December 31, 2008					
	Beginning Fair Value	**Items Included in Net Income**	**Gains (Losses) in OCI**	**Sales, Issuances, Maturities, Settlements, Calls, Net**	**Transfers In or Out of Level 3, Net**	**Ending Fair Value**
Guaranteed Interest Contracts	$ 133,687	$ -	$ 4,622	$ 7,686	$ -	$ 145,995
Pooled Separate Accounts	$ 717,939	$ -	$ (79,328)	$ (107,006)	$ -	$ 531,605
Participant loans	163,044	-	-	99,184	-	262,228
Total	$ 1,014,670	$ -	$ (74,706)	$ (136)	$ -	$ 939,828

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

NOTE E - TAX STATUS

The Plan obtained its latest determination letter on April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE F - RELATED PARTY TRANSACTIONS

Cadence Bank, NA, is the trustee of the Plan. Investments in pooled separate accounts as of December 31, 2008, are managed by Principal Financial Group, the custodian of these Plan assets.

NOTE G – CONCENTRATION OF CREDIT RISK

The Plan's concentration of financial risk consists primarily of investments and any risks associated with the Companies' operations.

The Plan maintains investments in registered investment companies that mitigate financial risk through diversification. The Companies are concentrated in a specific industry of geographical area that carries with it certain risks, and is therefore subject to the general and market risks applicable to all investors. The plan administrator does not believe these concentrations make the Plan vulnerable to other than normal market risk as of the financial statement date.

NOTE H – PLAN AMENDMENTS

The Cadence Financial Corporation 401(k) Plan was amended effective January 1, 2008, to a Safe Harbor 401(k). In lieu of all other matching contributions previously required by the plan, a safe harbor contribution in accordance with Code Section 401(k)(12) shall be made to each Participant who makes a deferral of compensation. The amount of such contribution shall be a dollar-for-dollar match on the first 6% of compensation deferred. No matching contribution shall be made on deferrals in excess of 6% of compensation. All participants shall receive a Safe Harbor contribution without regard to status as an Active Participant on the last day of the Plan Year or completion 1000 Hours of Service. All safe harbor matching contributions shall be 100% vested.

In addition, the Plan was amended effective January 1, 2008, to allow for the automatic enrollment of any employee hired after January 1, 2008. New employees are automatically enrolled in the 401(k) account at a default deferral rate of 3%. The employee does have the right to opt out of the default deferral or defer at a different rate than 3%.

SUPPLEMENTAL INFORMATION

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Guaranteed Interest Contract	**	$ 145,995
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Money Market Sep Acct	**	1,328,598
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Bond & Mortgage Sep Acct	**	558,891
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Large Cap Stock Index Sep Acct	**	1,066,128
*	Principal Life Insurance Company	Pooled Separate Accounts Principal US Property Sep Acct	**	531,605
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life EO Growth Strategy	**	108,591
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Balanced Strategy	**	741,512
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Conservative Strategy	**	67,019
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Growth Strategy	**	165,096
*	Principal Life Insurance Company	Pooled Separate Accounts Russell Life Moderate Strategy	**	124,390

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime Strategic Income	**	8,937
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2010	**	76,374
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2015	**	4,957
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2020	**	342,725
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2025	**	28,692
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2030	**	20,781
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2035	**	2,579
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2040	**	35,504
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2045	**	13,443
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2050	**	35,060

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Lifetime 2055	**	258
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Diversified International Fund	**	415,521
*	Principal Life Insurance Company	Pooled Separate Accounts Principal International Emerging Market Fund	**	99,134
*	Principal Life Insurance Company	Pooled Separate Accounts Principal International Small Cap	**	55,061
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Mid Cap Value I	**	65,994
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Mid Cap Growth II Separate Acct	**	33,930
*	Principal Life Insurance Company	Pooled Separate Accounts Principal Partners Small Cap Value Separate Acct	**	281,310
*	American Century Investments	Registered Investment Co. American Century Value Fund	**	858,978
*	T. Rowe Price Funds	Registered Investment Co. T. Rowe Price Equity-Income Fund	**	850,596
*	Fidelity Investments	Registered Investment Co. Fidelity Advisor Mid Cap Fund	**	558,163

CADENCE FINANCIAL CORPORATION
401(K) PLAN
EIN 64-0156695 PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	T. Rowe Price Funds	Registered Investment Co. T. Rowe Price Science & Technology	**	80,988
*	Vanguard Funds	Registered Investment Co. Vanguard Explorer	**	310,377
*	American Funds	Registered Investment Co. Growth Fund of America	**	265,003
*	Cadence Financial Corporation	Employer Security Cadence Stock	**	582,046
*	Participant Loans	Range of Interest Rates range from 5.25% to 10.75%	**	262,228
*	Vanguard Group	Registered Investment Co. Vanguard Short-Term Federal Fund	**	1,605,048
				$ 11,731,512

* Denotes Party-In-Interest

** Cost information has been omitted for participant-directed investments

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Commission File Number 333-75054) pertaining to the Cadence Financial Corporation 401(k) Plan, our report dated June 4, 2009, relating to the financial statements and schedules of the Cadence Financial Corporation 401(k) Plan for the plan years ending December 31, 2008 and 2007 included in this Annual Report on Form 11-K.

T. E. Lott & Company

T. E. Lott & Company

Columbus, Mississippi
June 4, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Cadence Financial Corporation
401(k) Plan

By: Cadence Bank, as Trustee

By: Richard T. Haston

Name: Richard T. Haston
Title: Executive Vice President and Chief Financial Officer

June 18, 2009

JO.99406550.1